

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 16, 2010

Ernest M. Freedman
United Investors Income Properties
Executive Vice President, Chief Financial Officer
1873 South Bellaire Street
17th Floor
Denver, Colorado 80222

      Re: United Investors Income Properties
             Preliminary Proxy Statement on Schedule 14A
             Filed July 2, 2010
             File No. 000-17646

Dear Mr. Freedman:

      We have completed our review of your filing and do not have any further comments at this time.

                               Sincerely,

                               Karen J. Garnett
                               Assistant Director

Cc: Todd Wade
       Bryan Cave Powell Goldstein